SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

For more information, visit our website at www.braskem.com.br/ir or contact our IR Department.

Contacts:

Luiz Henrique Valverde
Investor Relations Director
Tel: (55 11) 3443 9744
luiz.valverde@braskem.com.br

Luciana Ferreira
Investor Relations Manager
Tel: (5511) 3443 9178
luciana.ferreira@braskem.com.br

Braskem announces tender offer for outstanding 12.50% Notes due 2008 and proposed offering of new notes

São Paulo, August, 29, 2006 --- BRASKEM S.A. (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin America and the second largest Brazilian privately-owned industrial company, announces to the market that it has commenced a cash tender offer for any and all of its outstanding US$ 275 million principal amount of 12.5% Notes due 2008. The tender offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase that is being distributed to holders of the 12.50% Notes due 2008.

Braskem’s Board of Directors has also approved an offering that Braskem expects to commence in September 2006 of up to US$ 275 million principal amount of new notes in the international market. The net proceeds of the offering will be used principally to fund the purchase of the 12.50% Notes due 2008 tendered in the tender offer. Braskem will offer the new notes only to qualified institutional buyers pursuant to Rules 144A under the Securities Act of 1933 and to non-U.S. persons under Regulation S under the Securities Act.

Paul Altit, CFO and investor relations director of Braskem, said “Braskem is conducting the tender offer and proposes to issue the new notes in the expectation that these transactions will extend the maturity profile of Braskem’s indebtedness and reduce the cost of its financing.” The new notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell the 12.50% Notes due 2008. The tender offer is made only by the Offer to Purchase.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin American, and is the second largest Brazilian-owned private industrial company. The company operates 14 manufacturing plants located throughout Brazil, and it has an annual production capacity of 6.0 million tons of petrochemical and chemical products.

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.
Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem's management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Augut 29, 2006
BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer